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Exhibit 21     SUBSIDIARIES

The Company has the following subsidiaries, all of which are 100% owned by the
Company:

The Duck Corporation, a Delaware corporation
Quickband, Inc., a Delaware corporation
MetaVisual Creations Limited, a corporation formed under the laws of England Celebrity Interviews, Inc., a Delaware corporation
Eight Cylinder Studios, Inc., a Delaware corporation